UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 1
to
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CANADIAN SOLAR INC.
(Name of Subject Company (Issuer))

CANADIAN SOLAR INC.
(Names of Filing Person (Offeror))
6.0% Convertible Senior Notes due 2017
(Title of Class of Securities)
136635 AA 7 and 136635 AB 5
(CUSIP Number of Class of Securities)

Shawn Qu
President and Chief Executive Officer
No. 199 Lushan Road
Suzhou New District
Suzhou, Jiangsu 215129
People’s Republic of China
(86-512) 6690-8088
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Persons)

COPIES TO:
David T. Zhang, Esq.
Eugene Y. Lee, Esq.
Latham & Watkins LLP
41st Floor, One Exchange Square
8 Connaught Place Central
(852) 2522-7886

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$153,100,694 (1)	$6,017 (2)

(1)	Estimated solely for the purpose of determining the filing fee. The amount assumes conversion of all outstanding $75,000,000 6.0% Convertible Senior Notes due 2017 and the receipt by noteholders of an aggregate 50.6073 shares per $1,000 principal amount of notes plus additional consideration of $117.00 per $1,000 principal amount of notes receivable in shares. The market value of the 50.6073 shares per $1,000 principal amount of notes is estimated based on the average of the high and low prices of the shares reported on the Nasdaq Global Market on May 23, 2008.

(2)	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of the transaction value. The filing fee was previously paid with the Schedule TO filed on May 27, 2008.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,017 Form or Registration No.: Schedule TO-I	Filing Party: Canadian Solar Inc. Date Filed: May 27, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT
SIGNATURE
EXHIBIT INDEX
Exhibit (a)(5)(ii) Notice to holders of Convertible Notes dated June 5, 2008

INTRODUCTORY STATEMENT
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 27, 2008 (the “Schedule TO”) by Canadian Solar Inc., a corporation organized under the laws of Canada (the “Company”), relating to the offer by the Company to increase the conversion rate upon the conversion of any and all of its outstanding 6.0% Convertible Senior Notes due 2017 (the “Convertible Notes”) into its common shares, to disseminate information regarding the financial statements included in our annual report on form 20-F for the fiscal year ended December 31, 2007, filed with the SEC after the commencement of the conversion offer.

ITEM 10.	FINANCIAL STATEMENTS.
     (a) Financial Information. The financial information set forth in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007, as filed with the SEC on June 3, 2008, is incorporated herein by reference.
     (b) Item 10 of the Schedule TO is hereby amended and supplemented by adding the following as a third bullet under the heading “Incorporation of Certain Documents by Reference” of the conversion offer memorandum:
     “Our annual report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 3, 2008.”
     (b) Item 10 of the Schedule TO is hereby further amended and supplemented by deleting the “.” at the end of the second bullet point and replacing it with “; and” under the heading “Incorporation of Certain Documents by Reference” of the conversion offer memorandum.

ITEM 12.	EXHIBITS.
Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibit (a)(5)(ii) and, as so amended, is restated as follows:
(a)(1)(i)	Conversion Offer Memorandum, dated May 27, 2008.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Letter to Clients.*

(a)(1)(v)	Form W-9 and Instructions thereto.*

(a)(5)(i)	Press Release, dated May 27, 2008.*

(a)(5)(ii)	Notice to holders of Convertible Notes dated June 5, 2008.

(d)(1)	Indenture dated December 10, 2007, between the Company and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3, as amended, initially filed with the SEC on March 3, 2008 (No. 333-149497)).*

(d)(2)	Registration Rights Agreement dated December 10, 2007 between the Company and Piper Jaffray & Co., as initial purchaser (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-3, as amended, initially filed with the SEC on March 3, 2008 (No. 333-149497)).*

*	Previously filed with the Schedule TO on May 27, 2008.

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANADIAN SOLAR INC.
By:	/s/ Shawn (Xiaohua) Qu
	Name:	Shawn (Xiaohua) Qu
	Title:	Chairman, President and Chief Executive Officer

Dated: June 5, 2008

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EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Conversion Offer Memorandum, dated May 27, 2008.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(iv)	Letter to Clients.*
(a)(1)(v)	Form W-9 and Instructions thereto.*
(a)(5)(i)	Press Release, dated May 27, 2008.*
(a)(5)(ii)	Notice to holders of Convertible Notes dated June 5, 2008.
(d)(1)	Indenture dated December 10, 2007, between the Company and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Registration Statement on Form F-3, as amended, initially filed with the SEC on March 3, 2008 (No. 333-149497)).*
(d)(2)	Registration Rights Agreement dated December 10, 2007 between the Company and Piper Jaffray & Co., as initial purchaser (incorporated herein by reference to Exhibit 4.4 to the Company’s Registration Statement on Form F-3, as amended, initially filed with the SEC on March 3, 2008 (No. 333-149497)).*

*	Previously filed with the Schedule TO on May 27, 2008.